Battle Approved Motors Inc.



ANNUAL REPORT

2801 E. Camelback Road, Suite 200

Phoenix, AZ 85016

0

BattleApproved.com

This Annual Report is dated April 27, 2021.

BUSINESS

This company has not launched any products yet and is still in its early development phases. The foundation of our core design and test team are Professional off-road racers that drive $200-800k desert race trucks full time for a living. This is what makes us different to everyone else.

Each stage of development will be held at two facilities. We will conduct double blind tests with our test panel. We call them the 39th Division which is made up of 39 of the top fabricators, designers, engineers, welders, and racers across the US.

Each part will be chosen, by a process of elimination from 100's of designs, with off-road tests designed to show differences between market leaders in each price sector. We also will test with both male and female drivers.

Designed by American engineers, built by the best in the business, tested by professional racers, and made in the US. a pretty cool combination. Once we meet and pass all internal testing requirements, they will be battled approved.

All 3 models are currently unavailable at this time. All 3 models are designed in Solid Works, which is a program used to design vehicles.

Battle Approved Motors was founded on March 25, 2018 and formed on February 21, 2019.

The focus on the company's formation was to start with very little debt and work direct with team members who have put countless hours in leading up to this launch, including but not limited to Auto CAD drawings, Solid Works' designs, R&D, and track testings with scaled down prototypes on professional off-road race tracks.

The will be the first high-end custom UTV straight out of the box. The Ultimate Side by Side, being powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models will tailor to all.

r101 model (0-60 mph in under 6 secs)

s102 model (0-60 mph in under 5.5 secs)

e103 model (0-60 mph in under 5 secs)

We are raising money to complete prototypes and will sell them to two key markets; professional racing families and then direct to consumers, like Tesla does.

Previous Offerings

Between 2020 and 2019, we sold 1,271,284 [shares of common stock] in exchange for $0.26 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $254.79

Number of Securities Sold: 25,479,426
Use of proceeds: Founder's shares, initial company and Regulation Crowdfunding share issuances.
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2021. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Foreseeable major expenses based on projections:

Battle Approved Motors intends to use said proceeds to complete development of the Battle Approved Motors' e103 freestyle UTV and advanced charging platform.

This is an all-electric off-road vehicle with multiple parts. Major expenses will be the design, molds, parts, and build, including but not limited to labor costs and testing (on and off the track).

Future operational challenges:

We may experience delays in design and manufacturing of the Battle Approved Motors e103 freestyle UTV. We may experience significant delays in bringing the Battle Approved Motors e103 freestyle UTV to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

Future challenges related to capital resources:

We face significant barriers in development of a competitive EV in a crowded market space. Battle Approved Motors faces significant technical, resource, and financial barriers in development of a battery electric vehicle, although we are one of the first to do this in the off-road space. Although other companies have substantially deeper pockets, large pools of resources, and manufacturing experience, at Battle Approved Motors we already have private exclusive agreements in place with top development partners who have existing relationships with large manufacturers.

Future milestones and events:

There are two milestones that we feel will significantly impact Battle Approved Motors. The first will be the unveiling of our vehicle at SEMA 2022 in Las Vegas. And the second will be breaking ground on our private members-only off-road facility.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $80,690.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Chris James Morgans
Amount Owed: $22,478.00
Interest Rate: 0.0%
The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher James Morgans

Christopher James Morgans' current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, Director
Dates of Service: February 21, 2019 - Present
Responsibilities: Overseeing all aspects of the company. Chris' primary focus in the Company.

Other business experience in the past three years:

Employer: Media Rocka Films / Freestyl3
Title: Producer
Dates of Service: November 05, 2015 - Present
Responsibilities: Research, development, production, editing, and distribution of yearly 90-minute off-road race films.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Christopher James Morgans
Amount and nature of Beneficial ownership: 20,702,561
Percent of class: 81.252

RELATED PARTY TRANSACTIONS

Name of Entity: Chris James Morgans
Relationship to Company: Officer
Nature / amount of interest in the transaction: The company's CEO used his company credit card in 2020 and 2019 to pay for operating expenses.
Material Terms: The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The outstanding balance of this loan as of December 31, 2020 is in the amount of $22,478.

OUR SECURITIES

Our authorized capital stock consists of 35,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 25,479,426 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2021.

Battle Approved Motors Inc.

By   /s/ *Chris James Morgans*

Name: Chris James Morgans

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

BATTLE APPROVED MOTORS INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Battle Approved Motors Inc.
Phoenix, Arizona

We have reviewed the accompanying financial statements of Battle Approved Motors Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years December 31, 2020 and December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 21, 2021
Los Angeles, California

BATTLE APPROVED MOTORS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	80,690	$	100
Total current assets		**80,690**		**100**
Total assets	**$**	**80,690**	**$**	**100**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards		12,338		10,140
Total current liabilities		**12,338**		**10,140**
Loan Payable		-		-
Total liabilities		**12,338**		**10,140**
STOCKHOLDERS EQUITY				
Common Stock		255		242
Additional Paid In Capital (APIC)		105,749		3,703
Equity Issuance Costs		(9,840)		-
Retained earnings/(Accumulated Deficit)		(27,812)		(13,985)
Total stockholders' equity		**68,352**		**(10,040)**
Total liabilities and stockholders' equity	**$**	**80,690**	**$**	**100**

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENTS OF OPERATIONS (UNAUDITED)

December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 9,379	$ -
Cost of goods sold	-	-
Gross profit	9,379	-
Operating expenses		
General and administrative	18,512	13,505
Sales and marketing	3,044	480
Total operating expenses	21,556	13,985
Operating income/(loss)	(12,177)	(13,985)
Interest expense	1,650	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(13,827)	(13,985)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (13,827)	$ (13,985)

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders Equity
Inception- February 21, 2019	-	$ -	$ -	-	$ -	$ -
Issuance of Common Stock	24,208,142	242	3,703	-	-	3,945
Contribution	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	(13,985)	(13,985)
Balance—December 31, 2019	24,208,142	$ 242	$ 3,703	-	$ (13,985)	$ (10,040)
Issuance of Common Stock	1,271,284	13	102,046	(9,840)	-	92,219
Net income/(loss)	-	-	-	-	(13,827)	$ (13,827)
Balance—December 31, 2020	25,479,426	$ 255	$ 105,749	(9,840)	$ (27,812)	$ 68,352

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENT OF CASH FLOWS (UNAUDITED)

December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(13,827)	$	(13,985)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit cards		2,198		10,140
Net cash provided/(used) by operating activities		**(11,628)**		**(3,845)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common shares		102,059		242
Equity issuance costs		(9,840)		3,703
Net cash provided/(used) by financing activities		**92,219**		**3,945**
Change in cash		80,590		100
Cash—beginning of year		100		-
Cash—end of year	$	**80,690**	$	**100**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Battle Approved Motors Inc was formed on February 21, 2019 ("Inception") in the State of Delaware. The financial statements of Battle Approved Motors Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Battle Approved Motors (BAM) is the first high-end custom UTV straight out of the box. Luxury is purely about ownership experience and performance. This Ultimate Side by Side is powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models (r101, s202, and electric e103) tailor to all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Battle Approved Motors Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The company will earn revenues from the sale of its BAM.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DEBT

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized the issuance of 35,000,000 shares of common stock. As of December 31, 2020 and December 31, 2019, 25,479,426 and 24,208,142 shares of our common stock have been issued and are outstanding.

StartEngine Raise

During the year, the Company raised $105,570 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $9,840 of issuance costs thus bringing the net raise to $95,730.

5.   RELATED PARTY

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(3,581)	$	(3,622)
Valuation Allowance		3,581		3,622
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss		(7,203)	$	(3,622)
Valuation Allowance		7,203		3,622
Total Net Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $27,812. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   COMMITMENTS AND CONTINGENCIES

Operating leases

The Company pays $101.87 per month for a shared lab space and $185.07 per month for a shared garage space. No lease agreements have been put in place. During 2020, rent in the amount of $2,770.56 was paid by owner Chris James using his personal credit card and he does not expect to be reimbursed for that.

Rent expense as of December 31, 2020 and December 31, 2019 was $879 and $4,077.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 21, 2021, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Chris James Morgans, Principal Executive Officer of Battle Approved Motors Inc., hereby certify that the financial statements of Battle Approved Motors Inc. included in this Report are true and complete in all material respects.

Chris James Morgans

Principal Executive Officer